Exhibit 1.3

Management’s Discussion and Analysis
For the Year Ended December 31, 2010

Management’s Discussion and Analysis

Table of Contents

Special Note Regarding Forward Looking Statements	1
Cautionary Note to U.S. Investors	1
General	2
Overview	2
Liquidity and Capital Resources	2
Financial Results	3
Las Cristinas Project and Arbitration Request	3
Strategic Partnership Discussions	4
Noteholders’ Appeal Dismissed with Costs	5
Proposed Class Action Dismissed	5
Claims by Former Employees	5
Selected Annual Information	6
Results of Continuing Operations	8
Results of Discontinued Operations – El Callao	10
Cash and cash equivalents	11
Cash Used in Operating Activities	11
Investing Activities	11
Financing Activities	11
Liquidity and Capital Resources	12
Contractual Obligations and Commitments	12
Off-Balance Sheet Arrangements	12
Related Party and Other Transactions	12
Fourth Quarter Results	13
Venezuelan Operations	13
Critical Accounting Estimates and Uncertainties	14
International Financial Reporting Standards	16
Outstanding Share Data	19
Disclosure Controls and Internal Control over Financial Reporting	20
Risk Factors	21

Special Note Regarding Forward Looking Statements

Certain statements included or incorporated by reference in this MD&A, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, risks relating to additional funding requirements, political and foreign risk, uninsurable risks, competition, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees. See “Risk Factors” section of this MD&A. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this MD&A and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

Cautionary Note to U.S. Investors

The terms "proven mineral reserve" and "probable mineral reserve" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the SEC's Industry Guide 7. The terms, "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101. While the terms "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Crystallex International Corporation
Year Ended December 31, 2010

General

This Management’s Discussion and Analysis (“MD&A”) of Crystallex International Corporation (“Crystallex” or the “Company”) provides an analysis of the Company’s audited consolidated financial statements and the related notes as at and for the year ended December 31, 2010. This MD&A should be read in conjunction with those audited consolidated financial statements.

The Company prepares its consolidated financial statements in United States (“U.S.”) dollars and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The accounting policies have been consistently followed in preparation of these consolidated financial statements.

This MD&A was prepared on March 31, 2011. The Company’s public filings, including its most recent Financial Statements and Annual Information Form, can be accessed through the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com and the Company’s website at www.crystallex.com.

The Company’s common shares are traded on both the Toronto Stock Exchange (symbol: KRY) and the NYSE Amex Exchange (symbol: KRY).

Overview

Crystallex is a Canadian-based company which entered into a Mine Operating Contract (the “MOC”) in September 2002 with the Corporacion Venezolana de Guayana (the “CVG”). The MOC granted Crystallex exclusive rights to develop and operate the Las Cristinas gold properties (“Las Cristinas Project” or “Las Cristinas”) located in Bolivar State, Venezuela. Since the issuance of the MOC, the Company has worked vigorously to bring the Las Cristinas Project to a “shovel ready” state. The Company completed all of the requirements necessary for the issuance of the Authorization to Affect Natural Resources (the “Permit”) from the Ministry of Environment and Natural Resources (“MinAmb”) while maintaining compliance with the terms of the MOC. Notwithstanding the Company’s fulfilment of the requisite conditions, Venezuela’s approval of the Environmental Impact Study and assurances that the Permit would be issued, in April 2008, MinAmb denied the Company’s request for the Permit. The Company appealed the Permit denial and did not receive a response from MinAmb.

On February 3, 2011, the MOC was unilaterally terminated by the CVG, despite the CVG confirming the validity of the MOC in August 2010. Following the termination of the MOC, on February 16, 2011, the Company filed a Request for Arbitration (“Arbitration Request”) before the Additional Facility of the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) against the Bolivarian Republic of Venezuela (“Venezuela”) pursuant to the Agreement between the Government of Canada and the Government of the Republic of Venezuela for the Promotion and Protection of Investments (the “Treaty”). The claim is for breach of the Treaty’s protections against expropriation, unfair and inequitable treatment and discrimination. The Arbitration Request was registered by ICSID on March 9, 2011.

Crystallex is seeking the restitution by Venezuela of its investments, including the MOC, and the issuance of the Permit and compensation for interim losses suffered, or, alternatively full compensation for the value of its investment in an amount in excess of US$3.8 billion.

The Company’s immediate plans are as follows:

  Seek settlement alternatives with Venezuela while pursuing the arbitration claim;
  Proceed with an orderly withdrawal from Las Cristinas;
  Sell the remaining mining equipment;
  Negotiate with the Noteholders to restructure the terms of the $100 million Notes that are due in December 2011; and
  Pursue alternate financing.

Liquidity and Capital Resources

  Cash and cash equivalents at December 31, 2010 was $16.1 million.

Crystallex International Corporation
Year Ended December 31, 2010

Financial Results

  Losses from continuing operations were $46.1 million ($(0.14) per share) and $312.7 million ($(1.06) per share) for the years ended December 31, 2010 and 2009, respectively.
  Losses from discontinued operations at El Callao were $2.1 million ($(0.01) per share) and $1.2 million ($(0.01) per share) for the years ended December 31, 2010 and 2009, respectively.
  The resulting losses from continuing and discontinued operations were $48.2 million ($(0.15) per share) and $313.9 million ($(1.07) per share) for the years ended December 31, 2010 and 2009, respectively.

Las Cristinas Project and Arbitration Request

On September 17, 2002, Crystallex entered into a non-assignable MOC with the CVG, acting under the authority of the Ministry of Energy and Mines of Venezuela, under which Crystallex was granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 concessions including the processing of gold for its subsequent commercialization and sale. The Las Cristinas Project is one of the world’s largest undeveloped gold deposits with Measured and Indicated resources of 21 million ounces of gold containing 17 million ounces of proven and probable reserves calculated at a gold price of $550 per ounce. Crystallex’s exploration efforts indicate that gold mineralization at Las Cristinas remains open at depth and in certain areas at surface. Las Cristinas thus has considerable potential to grow even further.

With the approval of the Feasibility Study in 2004 and the Environmental Impact Study (“EIS”) in 2007, the CVG was formally notified in May 2007 by the Vice-Minister of MinAmb that all requirements had been fulfilled for the issuance of the Permit which is required to commence construction of the mine. The Company then proceeded to post the required construction guarantee bond and paid the environmental disturbance taxes. In June, 2007, the CVG confirmed that the approval of the EIS, the posting of the construction guarantee bond and the payment of the environmental disturbance taxes represented the final and conclusive step in the procedure for the issuance of the Permit. Crystallex adhered to the legal framework applicable to the Las Cristinas Project with respect to obtaining the Permit and fully complied with its obligations under the MOC, as acknowledged on various occasions by the CVG and the Ministry of Basic Industries and Mining (“MIBAM”).

In April, 2008, the Director General of the Administrative Office of Permits at MinAmb issued a letter to the CVG denying its request for the Permit. In May 2008, the Company filed a challenge to this denial. This challenge was denied by the Director General on May 30, 2008 and the Company was advised by the Director General to appeal directly to the Minister of MinAmb.

On June 16, 2008, the Company filed an appeal (the “Appeal”) with the Minister of MinAmb. The Company has not received a response to this Appeal. In accordance with Venezuelan law, a decision should have been rendered within 90 business days of the appeal, that is by October 31, 2008. No decision was ever rendered. On April 21, 2009, the Workers Union of Crystallex de Venezuela C.A., as an interested party, filed before the Political Administrative Chamber of the Supreme Tribunal of Justice an action for annulment (recurso de nulidad) against MinAmb in view of the lack of response within the prescribed period provided in the Organic Law of Administrative Proceedings (LOPA).

In August 2008, the Company, at the request of the Vice-Minister of MinAmb, filed a report that dealt with modifications to the project, which were accepted by the Vice-Minister. The Vice-Minister of MinAmb issued an official letter which indicated that the modifications complied with government guidelines on environmental and social matters. The letter further noted that the foregoing was relevant in the context of the decision to be made by the Ministry of MinAmb with respect to the Permit.

On November 24, 2008, the Company delivered a letter to the Government of Venezuela notifying it of the existence of a dispute between the Company and Venezuela under the Treaty. Following delivery of the notification letter, the Treaty allows for a six month amicable period to settle disputes prior to submitting a dispute to arbitration. This six month amicable period lapsed at the end of May 2009, at which time the Company had the option of submitting its dispute to international arbitration under the terms of the Treaty. The Company chose not to submit its dispute to international arbitration at that time as it continued to seek a resolution of the notified dispute, including the possibility of securing a strategic joint-venture partner acceptable to the Venezuelan Government. During this period, the Company continued to remain in full compliance with the terms of the MOC. The Venezuelan Government ultimately failed to propose any resolution to the notified dispute.

Crystallex International Corporation
Year Ended December 31, 2010

Crystallex has fully and continuously complied with all its obligations under the MOC and has advanced Las Cristinas to a “shovel ready” state while awaiting the issuance of the Permit from MinAmb. The latest confirmation of compliance with the MOC was received from the CVG in August 2010. Notwithstanding its compliance with the MOC, the fulfilment of all the requisite conditions for the grant of the Permit and assurances that the Permit would be granted, on February 3, 2011, the Company received a letter from the CVG which stated that the MOC has been “unilaterally terminated” by the CVG citing as the basis for the termination of the MOC, Crystallex’s lack of activity to progress the Las Cristinas Project for more than one year and “… for reasons of opportunity and convenience”. The Company believes that the rationale provided for the termination of the MOC is baseless and furthermore that the unilateral termination was conducted in a manner which, in itself, violates Venezuelan law.

On February 16, 2011, the Company filed the Arbitration Request before ICSID against Venezuela pursuant to the Treaty. The arbitration has been commenced as a result of the failure of the Government of Venezuela to grant the Permit, despite Crystallex’s fulfilment of all conditions established by Venezuela, and the arbitrary unilateral termination of the MOC. The claim is for breach of the Treaty’s protections against expropriation, unfair and inequitable treatment and discrimination. Crystallex is seeking the restitution by Venezuela of Crystallex’s investments, including the MOC, and the issuance of the Permit and compensation for interim losses suffered, or, alternatively full compensation for the value of its investment in an amount in excess of US$3.8 billion.

As a precondition for initiating an arbitration under the Treaty, the Company notified Venezuela that it has waived its right to commence or continue any other proceedings in relation to the measures that are alleged to be in breach of the Treaty before the courts or tribunals of Venezuela or in a dispute settlement procedure of any kind, including the Appeal. The Company believes the CVG’s termination was unlawful and without merit. The Company notified the CVG that it will not appeal the CVG’s unilateral termination of the MOC, but rather will seek redress under the Treaty, as required pursuant to the terms of the Treaty.

On March 9, 2011 the Arbitration Request was registered by the Secretary-General of ICSID. The next step in the arbitration process is the constitution of a Tribunal which will establish among other things the procedural calendar for the Arbitration. The Arbitration procedure allows for the Company’s filing of its written submission and accompanying evidence; a response from Venezuela and accompanying evidence; oral hearings and a written reasoned decision by the Tribunal which could be contested by either party. This process can last a number of years in the absence of a negotiated settlement with Venezuela.

The Company’s current focus is the pursuit of the arbitration claim. At the same time, the Company is implementing its withdrawal from Las Cristinas and the handover of the property to the Government of Venezuela.

The Company incurred non-cash write-downs of Las Cristinas capitalized costs (except equipment) of $297.1 million in 2009 and $12.5 million in 2010. These non-cash write-downs have been taken to comply with accounting requirements and are thus without prejudice to the legal qualification that the Venezuelan measures may be given under Venezuelan or international law, including the Treaty. As at December 31, 2010, capitalized costs of $33.2 million relate to the estimated net realizable value of remaining mining equipment which was purchased in anticipation of the development of Las Cristinas. The Company commenced the process of selling this equipment following the unilateral termination of the MOC by the CVG.

Strategic Partnership Discussions

On June 7, 2010 Crystallex announced a proposed transaction with China Railway Resources Group Co. Limited (“CRRC”) to create a strategic partnership to develop Las Cristinas. CRRC is the resource subsidiary of China Railway Engineering Corporation (“CREC”) which is the world’s largest contracting and engineering company and one of China’s largest state-owned companies with its majority shareholder being the People’s Republic of China. The proposed transaction was never completed.

CRRC previously provided Crystallex with a $2.5 million loan, repayable on demand. This loan was advanced to the Company as a component of developing the strategic relationship.

Crystallex International Corporation
Year Ended December 31, 2010

Noteholders’ Appeal Dismissed with Costs

In December 2008, the Company was served with a notice of application (the “Application”) by the trustee for the holders (the “Noteholders”) of the $100 million unsecured notes (the “Notes”). The trustee, on behalf of certain Noteholders sought, among other things, a declaration from the court that there had been a project change of control (a “Project Change of Control”) event, as defined in the First Supplemental Indenture made as of December 23, 2004, thereby requiring Crystallex to accelerate payment and purchase all of the Notes of each Noteholder who has so requested, together with accrued and unpaid interest to the date of purchase.

A Project Change of Control is defined as the occurrence of any transaction as a result of which Crystallex ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project.

On December 16, 2009, the Ontario Superior Court of Justice dismissed all of the Noteholders’ claims against Crystallex and ordered the Noteholders to pay Crystallex its costs incurred with respect to the Application. In detailed reasons, the court held that Crystallex and its Board acted reasonably and in accordance with its obligations to all stakeholders including the Noteholders. The Noteholders appealed this decision, which was heard in late April 2010.

On May 9, 2010, the Court of Appeal for Ontario dismissed the Noteholders’ appeal and awarded costs to Crystallex.

On May 11, 2010, the Company was served with a statement of claim by the trustee for the Noteholders seeking indemnification of costs.

On June 16, 2010, the Company and the trustee agreed to a cost settlement to Crystallex of $0.8 million on account of Crystallex’s costs in defending the litigation. That payment was effected by netting against the July 15, 2010 semi-annual interest payment on the Notes. The Noteholders also signed a release against the Company and its directors at the same time.

The Company has held preliminary discussions with various significant Noteholders regarding a possible restructuring of the Notes which mature in December 2011. If the Company is not successful in negotiating an acceptable restructuring of the Notes, the Company intends to seek refinancing opportunities with other parties. There are no assurances that such discussions will be successful, and if the Company is not successful in this initiative, then the Company will need to raise substantial additional funds to repay the Notes.

Proposed Class Action Dismissed

The Company and certain officers and directors were named as defendants (the “Defendants”) in a putative securities fraud class action that commenced on December 8, 2008, in the United States District Court for the Southern District of New York. The plaintiffs in the lawsuit were described as investors who acquired the Company’s common shares during the period from March 27, 2006 to April 30, 2008, inclusive (the “Proposed Class Period”). The complaint alleged that the Defendants made several statements during the Proposed Class Period about the Company’s Las Cristinas Project, and that the issuance of the required Venezuelan government Permit in connection with that project was imminent and guaranteed to be issued to the Company. The complaint asserted that the Defendants did not have, during the Proposed Class Period, a reasonable expectation that the Company would receive the required Permit, and that on April 30, 2008, the Permit was, in fact, denied. The proposed class action sought compensatory damages plus costs and fees, alleging violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder by each of the Defendants, and a violation of Section 20A of the Exchange Act by one of the individual Defendants.

On March 28, 2011, the court dismissed this lawsuit in its entirety and without prejudice. The court allowed the plaintiffs to file a second amended complaint if they have reason to do so in good faith within 21 days of the court order.

Claims by Former Employees

The Company’s subsidiaries in Venezuela have been served with statements of claim from several former employees for additional severance and health related issues for an aggregate claim of approximately $1.1 million. The Company believes these claims are without merit and is vigorously defending against them. However, as the outcome of these claims cannot be determined at this time, the Company has made no provision for these claims as at December 31, 2010.

Crystallex International Corporation
Year Ended December 31, 2010

Selected Annual Information

	2010	2009	2008
Financial results ($000, except per share)
Loss from continuing operations	(46,051)	(312,699)	(21,807)
Loss from discontinued operations	(2,138)	(1,200)	(3,913)
Net loss	(48,189)	(313,899)	(25,720)

Loss per share from continuing operations – Basic	(0.14)	(1.06)	(0.07)
and diluted
Loss per share – Basic and diluted	(0.15)	(1.07)	(0.09)
Weighted average shares – Basic and diluted	330.3	294.8	291.0
(millions)
Cash and cash equivalents used in operating	(19,753)	(20,349)	(22,648)
activities
Investing activities
Expenditures on Las Cristinas	(11,402)	(15,079)	(28,224)
Proceeds from sale of equipment	2,794	12,361	6,039
Financing activities	37,829	(3,794)	64,326
Cash and cash equivalents	16,128	6,897	34,520
Total assets	51,812	58,128	382,464
Outstanding debt	98,465	90,639	86,746
Shareholders’ deficiency	(60,626)	(44,708)	267,796
  Loss from continuing operations in 2010 included a non-cash write-down of $12.5 million in the carrying value of Las Cristinas compared to a non-cash write-down of $297.1 million in 2009. The first non-cash write-down was recorded in 2009. General and administrative expenses increased by $2.1 million in 2010 which related mostly to the negotiations with CRRC. In addition, the Company recorded a provision of $2.2 million in 2010 for value-added taxes recoverable relating to Las Cristinas and $6.4 million write-down of mining equipment to estimated net realizable value.
  Loss from continuing operations was $290.9 million higher in 2009 compared to 2008 due to a $297.1 million non-cash write-down on the carrying value of the Company’s interest in Las Cristinas; loss on sale/write-down of equipment of $8.3 million in 2009 compared to a gain of $1.8 million in 2008; an increase of $2.0 million in litigation costs in 2009 relating to the Noteholders’ action; a reduction in 2009 in foreign currency exchange gain of $1.3 million; offset by a future income tax recovery of $17.5 million; a 28% reduction, or $2.9 million, in general and administrative expenses in 2009.
  Loss from discontinued operations relate to the former gold mining operations at El Callao. As at September 30, 2008, the Company ceased mining operations at El Callao due to the handover of the Revemin mill to the State of Venezuela on October 1, 2008. Losses relate mostly to maintaining personnel to oversee reclamation, revisions to estimated cash flows related to reclamation and surface taxes.
  Cash flows used in operating activities have been fairly stable over the past three years.
  In 2009, the Company reduced expenditures at Las Cristinas by $13.1 million, due to the lack of the Permit. The Company continued expenditures in 2009 and 2010 as required under the MOC. In 2010, expenditures were reduced by $3.9 million compared to 2009 as the Company continued with its cost reduction initiatives at Las Cristinas.
  The Company completed public offerings in 2010 and 2008 for net proceeds of $30.6 million and $64.1 million, respectively. In 2010, the Company received a $2.5 million demand loan from CRRC. There were no financings in 2009 other than a $0.9 million promissory note advance received on equipment which was sold at auction in March 2010. This promissory note was repaid in 2010 from the auction proceeds.

Crystallex International Corporation
Year Ended December 31, 2010

Summary of Quarterly Results (Unaudited)

$,000 except per share	2010
	Q4	Q3	Q2	Q1
Loss from continuing operations	(15,798)	(8,357)	(12,792)	(9,104)
Loss from discontinued operations	(525)	(941)	(379)	(293)
Net loss	(16,323)	(9,298)	(13,171)	(9,397)
Write-down of Las Cristinas included in loss from continuing operations	(1,716)	(3,150)	(4,064)	(3,610)
Provision for value-added taxes recoverable included in loss from continuing operations	(89)	(146)	(1,936)	-
Loss on write-down of equipment included in loss from continuing operations	(6,389)	-	-	-
Loss per share from continuing operations – Basic and diluted	(0.05)	(0.02)	(0.04)	(0.03)
Loss per share – Basic and diluted	(0.05)	(0.03)	(0.04)	(0.03)

$,000 except per share	2009
	Q4	Q3	Q2	Q1
Loss from continuing operations	(281,417)	(19,889)	(6,319)	(5,074)
Loss from discontinued operations	(406)	(229)	(431)	(134)
Net loss	(281,823)	(20,118)	(6,750)	(5,208)
Write-down of Las Cristinas included in loss from continuing operations	(297,069)	-	-	-
Future income tax recovery	17,459	-	-	-
Unrealized gain (loss) on translation of future income taxes included in (loss) income from continuing operations	1,659	(3,298)	679	2,209
Gain (loss) on write-down of equipment sold and held for sale included in loss from continuing operations	1,968	(10,263)	-	-
Loss per share from continuing operations – Basic and diluted	(0.95)	(0.07)	(0.02)	(0.02)
Loss per share – Basic and diluted	(0.96)	(0.07)	(0.02)	(0.02)
  The El Callao mining activities ceased as at September 30, 2008. The Company continues to incur expenditures for maintaining a very small office at El Callao to oversee the closure plans for past mining activities. The Company has transferred the Tomi and La Victoria mining concessions to Minerven, a Venezuelan state controlled mining company, and is currently reviewing its reclamation obligations with MinAmb and MIBAM.

Crystallex International Corporation
Year Ended December 31, 2010

Results of Continuing Operations

The Company recorded losses from continuing operations of $46.1 million ($(0.14) per share) in 2010 and $312.7 million ($(1.06) per share) in 2009. The decreased loss of $266.6 million in 2010 is mainly due to the initial write-down Las Cristinas in 2009, at which time the asset was written down by $297.1 million, as compared with a write-down in 2010 of $12.5 million. The difference in the loss from continuing operations between 2010 and 2009 is also attributable to the following: mining equipment write-down of $6.4 million in 2010 compared to combined write-down and loss on equipment held for sale of $8.3 million in 2009; provision for value-added taxes recoverable at Las Cristinas of $2.2 million in 2010 compared to $nil in 2009; future income tax recovery relating to Las Cristinas of $nil in 2010 compared to $17.5 million in 2009 as a result of the initial write-down as at December 31, 2009; general and administrative expenses of $12.2 million in 2010 compared to $10.1 million in 2009; and recovery of Noteholders’ litigation of $0.3 million compared to expenses of $2.3 million in 2009.

         Write-down of the carrying value of Las Cristinas, provision for VAT and future income tax recovery

On December 31, 2009, the Company assessed the Las Cristinas Project for impairment based on the guidance in EIC 174 "Mining Exploration Costs", AcG11 "Enterprises in the Development Stage", and CICA Handbook Section 3063, “Impairment of Long-Lived Assets” and concluded that, despite its continued efforts to secure the Permit and pursue accretive transactions in respect of the Las Cristinas Project, a non-cash write-down of the carrying value should be recorded as at December 31, 2009 based on certain impairment triggers noted including, but not limited to, the permitting delays. The Company determined that, among other things, the uncertainty regarding the Permit had a significant impact on the estimated future net cash flows associated with the Las Cristinas Project and on recoverability of the asset. Accordingly, the Company recorded a non-cash write-down of $297.1 million as at December 31, 2009 relating to all mineral property costs, except the carrying value of the remaining mining equipment. The accumulated non-cash write-down resulted in the reversal of future income tax liabilities of $17.5 million as at December 31, 2009 relating to temporary differences between book and tax values previously recorded.

The Company continued to perform similar impairment assessments as at the end of each quarter in 2010 and for similar reasons to those indicated above; the Company recorded non-cash write-downs totalling $12.5 million in 2010. In addition, the Company recorded a provision of $2.2 million against Venezuelan value-added taxes recoverable (“VAT”) from cumulative expenditures incurred on Las Cristinas. This provision was recorded as this VAT was only recoverable from future operations at Las Cristinas which could not be transferred or assigned.

The Company’s main focus since receiving the MOC from CVG in September, 2002, was the development of Las Cristinas. The Company incurred costs such as interest on the Notes and general and administrative costs which have not been capitalized on the Las Cristinas Project for accounting purposes. Accordingly, the write-downs relate only to the direct costs capitalized for accounting purposes and do not include the indirect costs which have been expensed by the Company in its pursuit of the development of Las Cristinas.

These write-downs of the Las Cristinas Project are based on accounting principles only, and are thus without prejudice to the legal qualification that the Venezuelan measures may be given under Venezuelan or international law (including the Treaty).

Crystallex International Corporation
Year Ended December 31, 2010

         Losses on write-down and sale of mining equipment

During 2009, the Company sold generic mining equipment for net proceeds of $12.4 million from which $4.7 million was set aside and restricted to pay the scheduled January 15, 2010 interest obligation on the Notes.

As at December 31, 2009, the Company was in the process of selling additional mining equipment with a net book value of $4.4 million and recorded a write-down of $1.2 million based on estimated net realizable value of $3.2 million. In December 2009, the Company received an advance of $0.9 million from the auctioneer who subsequently sold the majority of this equipment in April 2010 for $2.8 million. The Company issued to the auctioneer a demand promissory note for $894 bearing interest at the Bank of America, Australia, Bank Bill Buying semi-annual rate plus 4%, which was secured by the underlying equipment. The Company repaid the promissory note and related interest charges from the auction proceeds.

Subsequent to the year ended December 31, 2010, and upon the unilateral cancellation of the MOC by the CVG in February 2011, the Company commenced a process to sell its remaining mining equipment having a net book value of $39.6 million. The Company recorded a write-down of $6.4 million as at December 31, 2010 based on estimated net realizable value of $33.2 million. Fair value was determined based on a range of estimated future net cash flows expected to arise from the future sale of the mine equipment, on the basis that this represents management’s likely course of action.

         General and administrative expenses

General and administrative expenses increased by $2.1 million to $12.2 million in 2010 (2009 - $10.1 million). The increase was due to increases in legal expenses of $1.7 million mostly related to pursuing the strategic partnership with CCRC and preparing for arbitration, an increase in compensation of $0.4 million and non-cash stock-based compensation of $0.4 million, offset by a $0.4 million decrease in other administration expense.

         Litigation expenses

A net recovery of litigation expenses of $0.3 million was recorded in 2010 compared to an expense of $2.3 million in 2009.

The Noteholders’ litigation was concluded in the second quarter of 2010 with the Company being awarded costs of $0.8 million.

The Company expects to incur significant legal and advisory costs relating to the Arbitration claim.

         Interest on Notes

Interest expense on the Notes was $13.8 million in 2010 and $13.3 million in 2009. These expense amounts include cash interest payments of $9.4 million on the Notes which bear interest at 9.375% per annum, payable semi-annually in January and July. Interest expense on the Notes also includes amortization of debt transaction costs related to this debt and non-cash interest accretion of $4.4 million in 2010 and $3.9 million in 2009 as the Notes were originally derived from a financial instrument that contained both liability and equity components.

         Interest on promissory note and demand loan

Interest expense on the promissory note and convertible loan was $0.3 million in 2010 and $nil in 2009.

The promissory note provided to an auctioneer was repaid in the second quarter of 2010 from proceeds received from the auction of generic mining equipment.

Interest expense included $0.2 million of non-cash interest accretion on the $2.5 million loan which was received in March 2010 as part of the ongoing negotiations with CRRC. The conversion feature of the loan was ascribed a fair value of $0.2 million and recorded as contributed surplus, using the Black-Scholes pricing model. The residual liability component of the loan of $2.3 million was accreted up to its face value using the effective interest method.

Crystallex International Corporation
Year Ended December 31, 2010

         Foreign currency exchange gain

The Company recorded foreign currency exchange gains of $0.9 million in both 2010 and 2009.

The foreign currency exchange gain in 2009 includes an unrealized foreign currency translation gain of $1.2 million in 2009 as a result of translation of future income tax liabilities recorded in the Venezuelan Branch prior to the write-down of Las Cristinas as at December 31, 2009. The components of the Company’s future income tax balance included a future income tax estimate of 34% of the carrying value of costs incurred for the Las Cristinas asset recorded in the parent entity for accounting purposes which may not have deductibility for income tax purposes in the Venezuela Branch. Prior to the write-down, it was determined that the parent entity may not be able to utilize in Canada the benefits derived from any foreign tax credits generated in Venezuela as a result of the possible reduced Venezuelan tax base of the Las Cristinas asset. These foreign currency translation gains resulted from the translation into U.S. dollars at the end of the each reporting period in 2009 of the Venezuelan-denominated future income tax liabilities that were recognized in connection with expenditures on the Las Cristinas asset. A strengthening of the BsF/USD at the parallel rate in one period relative to the previous period resulted in an unrealized foreign currency translation loss and vice versa. In 2010, there were no such gains or losses recorded as the future income tax liability was eliminated as a result of the write-down of Las Cristinas.

Results of Discontinued Operations – El Callao

At the end of September 2008, the Company ceased mining operations at El Callao due to the transfer of the Revemin mill to the State of Venezuela on October 1, 2008.

The Company maintains three employees at El Callao to oversee the remediation of previous mining activities. Losses from discontinued operations were $2.1 million in 2010 compared to $1.2 million in 2009.

The Company has $0.9 million of accounts receivable and other assets related to the previous El Callao operations, the majority of which consists of VAT refundable from the Venezuelan tax authorities. The Company is awaiting the refund of its VAT claim.

The Company is in discussions with MinAmb regarding the extent of its reclamation activities at the Revemin mill. Reclamation studies have been undertaken for the Tomi and La Victoria concessions; however, the extent of the Company’s reclamation obligations on these mining concessions and a date for commencing reclamation activities will not be determined until MIBAM and Minerven determine whether they will continue mining activities on the concessions. The Company has estimated reclamation obligations of $3.5 million, based on internal studies, on an undiscounted basis to be incurred over a period of two years.

Cash used in these discontinued operations was $0.8 million in 2010 compared to $0.9 million in 2009.

Crystallex International Corporation
Year Ended December 31, 2010

Cash and cash equivalents

On December 31, 2010, the Company had cash and cash equivalents of $16.1 million compared to $6.9 million on December 31, 2009. The change in the cash and cash equivalents balance during 2010 is reconciled as follows ($ millions):

Cash, December 31, 2009	$ 6.9

Cash used in operating activities	(19.8)
Capital expenditures – Las Cristinas	(11.4)
Proceeds from sale of equipment by auctioneer	2.8
Issuance of common shares and warrants	30.6
Proceeds from issuance of convertible loan	2.5
Decrease in restricted cash to pay interest on Notes	4.7
Proceeds from bank loan in Venezuela	0.9
Repayment of promissory note	(0.8)
Cash used in discontinued operations at El Callao	(0.8)
Effects of foreign currency exchange rate fluctuations on cash	0.5
9.2

Cash and cash equivalents, December 31, 2010	$ 16.1

Cash Used in Operating Activities

Cash used in operating activities from continuing operations in 2010 was $19.8 million compared to $20.3 million used in 2009.

Cash used in 2010 and 2009 was largely attributable to corporate general and administrative expenses (net of non-cash stock-based compensation in both years; and warrants issued for advisory services in 2009) and litigation, aggregating $10.8 million (2009 - $8.9 million), and cash interest payments of $7.1 million (2009 - $9.4 million).

Investing Activities

Cash used for capital expenditures for the Las Cristinas Project was $11.4 million in 2010 compared to $15.1 in 2009.

The majority of the expenditures in both years represent ongoing costs for administering, securing and maintaining control over the Las Cristinas camp, storage costs for long lead time equipment stored outside of Venezuela, and in the first quarter of 2009, construction activities related to the medical facility and sewage treatment plant as required under the MOC.

Subsequent to the sale of some mobile equipment in the second quarter of 2010, the Company has in storage mining and milling equipment, purchased originally in 2004 and 2005. The equipment is stored outside of Venezuela, is regularly inspected and maintained while in storage and is insured under a marine insurance policy. This remaining equipment is currently listed for sale with an estimated net realizable value of $33.2 million.

Financing Activities

In January 2010, the Company used the restricted cash balance of $4.7 million dollars, to pay its semi-annual interest liability of $4.7 million which was due on January 15, 2010.

In March, 2010 the Company received a $2.5 million convertible loan from CRRC.

On June 30, 2010, the Company completed a public offering of 70 million units at Cdn$0.50 per unit for gross proceeds of Cdn$35.0 million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase a further common share of the Company at an exercise price of Cdn$0.70 for a period expiring on until June 30, 2011. The net proceeds received by the Company, after payment of issuance costs of $2.4 million, was $30.6 million, of which $27 million was recorded as share capital and $3.6 million was recorded as contributed surplus.

Crystallex International Corporation
Year Ended December 31, 2010

Liquidity and Capital Resources

The Company expects to continue to incur operating losses throughout the period of pursuing its arbitration claim. Crystallex’s principal sources of liquidity have been equity and debt financings and the sale of mining equipment acquired in 2004 and 2005.

In April 2010, the Company sold equipment for net proceeds of $2.8 million and repaid the promissory note and related interest charges.

In June of 2010, the Company raised $30.6 million through a public offering of 70 million units consisting of 70 million common shares and 35 million common share purchase warrants.

The Company continues with cost cutting measures initiated in December 2007, however, it may still be faced with significant legal and advisory costs relating to the Arbitration claim.

See discussion at the section entitled “Going concern basis of accounting”.

Contractual Obligations and Commitments

The Company’s significant contractual obligations and commitments, as at December 31, 2010, are tabled below:

(in $millions)
	Less than	1 - 3	3 months	1 year to 5
Millions	1 month	months	to 1	Years	Total
			Year

Debt	$-	$0.9	$102.5	$-	$103.4

Interest on notes payable	4.7	-	8.8	-	13.5
Asset retirement obligations at El Callao	-	-	0.8	2.7	3.5

Total contractual obligations	$4.7	$0.9	$112.1	$2.7	$120.4

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements with special purpose entities.

Related Party and Other Transactions

In 2010, the Company paid head office rent of $122 thousand (2009 - $126 thousand) to a subsidiary of Kingsway International Holdings Limited, a company that retains the Chairman and Chief Executive Officer of the Company as a director. In addition, in August 2009, another subsidiary of Kingsway International Holdings Limited entered into an agreement with the Company to provide advisory services. The advisory fee includes a work fee, and a success fee which is only payable upon the fulfilment of certain conditions. In 2010, the Company paid advisory fees of $125 thousand (2009 - $nil) under the terms of this advisory agreement. The Kingsway advisory agreement terminated on December 31, 2010; however, for a period of one year after the termination date, the success fee is payable if certain conditions are met.

In 2010, the Company paid underwriting fees of $1.4 million (2009 - $nil), relating to the June 2010 financing, to Macquarie Capital Markets Canada Limited, a company which retains the Chairman and Chief Executive Officer of the Company as an employee.

Crystallex International Corporation
Year Ended December 31, 2010

As at December 31, 2010 $12 thousand (2009: Nil) was receivable from the Chairman and CEO of the Company.

These transactions were in the normal course of operations and were measured at the exchange values, which represented the amount of consideration established and agreed to by the related parties.

Fourth Quarter Results

The Company reported net loss from continuing operations in the fourth quarter of 2010 of $15.8 million which is principally attributable to the non-cash write down of the Company’s carrying value of its interest in Las Cristinas of $1.7 million, the non-cash write down of equipment of $6.4 million, and the aggregate of corporate general and administrative costs and interest expense.

Administrative expenses increased slightly to $2.9 million in the fourth quarter of 2010 compared to $2.8 million in the third quarter of 2010. Interest expense was $3.5 million in both the third and fourth quarters of 2010 which reflect interest of 9.375% on the Notes, amortization of debt transaction costs and accretion of interest on the debt component of the Notes, as well as interest of 6% on the convertible loan.

Foreign currency exchange gain was $ 0.8 million in both the third and fourth quarters of 2010 reflecting the continuing strengthening of the CAD$.

The write-down of the Las Cristinas mineral property decreased to $1.7 million in the fourth quarter of 2010 compared to $3.2 million in the third quarter of 2010. In addition, equipment with a net book value of $39.6 million was written down by $6.4 million to an estimated net realizable value of $33.2 million in the fourth quarter of 2010. There was no equipment write-down in the third quarter of 2010.

Cash used in operating activities was $2.6 million for the fourth quarter of 2010 compared to a use of $7.6 million for the third quarter of 2010. This fourth quarter reduction is due mainly to interest of $4.7 million on notes payable which was paid in the third quarter of 2010.

There was a net outflow of cash of $2.3 million from investing activities in the fourth quarter of 2010 relating to Las Cristinas as compared to $4.0 million in the third quarter of 2010. These expenditures were principally related to the continued operation of the Las Cristinas camp, storage costs for long lead time equipment stored mainly in the United States and various other countries.

Venezuelan Operations

In the third quarter of 2007, Crystallex changed the rate it used to translate its Venezuelan subsidiaries’ transactions and balances from the official exchange rate of 2.15 Venezuelan bolivar fuerte (“BsF”) to 1 US dollar, to the parallel exchange rate. This was done due to the increasing spread between the official exchange rate and the parallel exchange rate.

The Venezuelan subsidiaries have a US dollar functional currency. As a result of the US dollar functional currency, monetary assets and liabilities denominated in BsF give rise to income or expense for changes in value associated with foreign currency exchange rate fluctuations against the US dollar.

On January 11, 2010, the Venezuelan government devalued the BsF and changed to a two-tier exchange structure. The official exchange rate moved from 2.15 BsF per US dollar to 2.60 for essential goods and 4.30 for non-essential goods and services. The 2.60 exchange rate for essential goods has since been eliminated.

On May 17, 2010, the Venezuelan government enacted reforms to its foreign currency exchange control regulations to close down the parallel exchange market. Therefore, continued use of the parallel rate for BsF denominated transactions is no longer acceptable.

On June 9, 2010, the Venezuelan government enacted additional reforms to its exchange control regulations and introduced a newly regulated foreign currency exchange system; Sistema de Transacciones con Titulos en Moneda Extranjera (“SITME”), which is controlled by the Central Bank of Venezuela (“BCV”). Foreign currency exchange transactions not conducted through SITME may not comply with the exchange control regulations, and could therefore be considered illegal. The SITME imposes volume restrictions on the conversion of BsF to US dollar, currently limiting such activity to a maximum equivalent of US$350 thousand per month.

Crystallex International Corporation
Year Ended December 31, 2010

As a result of the enactment of the reforms to the exchange control regulations, the Venezuelan subsidiaries did not meet the requirements to use the SITME to convert US dollars to BsF as at June 30, 2010. Accordingly, the Company changed the rate used to re-measure BsF-denominated transactions from the parallel exchange rate to the official rate specified by the BCV, which was fixed at 4.30 BsF per US dollar on June 30, 2010.

Venezuelan subsidiaries had approximately $0.4 million of net monetary assets denominated in BsF as at December 31, 2010. For every $1 million of net monetary assets denominated in BsF, a 15% increase/(decrease) in the foreign currency exchange rate would (decrease)/increase the Company’s loss by approximately $0.2 million.

Critical Accounting Estimates and Uncertainties

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the reporting period. While management believes these estimates and assumptions are reasonable, actual results could vary significantly.

The critical accounting estimates and uncertainties are as follows:

         Going concern basis of accounting

As at December 31, 2010, the Company had negative working capital of $91.7 million, including cash and cash equivalents of $16.1 million. Management estimates that the existing cash and cash equivalents, without receipt of proceeds from equipment sales or other sources of financing, will not be sufficient to meet the Company’s obligations and budgeted expenditures during 2011 including the July 15, 2011 semi-annual interest and the principal amount of the $100 million notes payable (the “Notes”) due on December 23, 2011. The unilateral cancellation of the MOC by CVG and the subsequent arbitration claim may impact on the Company’s ability to raise financing. These uncertainties raise substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, as to the appropriateness of the use of accounting principles applicable to a going concern.

The Company has a number of financing options which could generate sufficient cash to fund ongoing operations and/or service its debt requirements as they come due including, but not limited to, the following:

a)	sale of remaining mining equipment, to which management has commenced a plan subsequent to year end;
b)	negotiating a settlement with the holders (“Noteholders”) of the Notes to extend the maturity of the Notes or reduce its obligations; and
c)	sale of equity and/or debt securities.

Subsequent to year end, the Company commenced a process to sell its remaining mining and milling equipment currently held in storage related to the Las Cristinas Project. If this equipment is sold for proceeds approximating carrying value, management projects that such funds would be sufficient to fund ongoing operations, including the July interest payment, up to December 2011 when the Notes are due. There are, however, no assurances that the sale process will be successful and if it were successful there are no assurances as to the amount or timing of any potential proceeds.

The Company is in discussions with the Noteholders to restructure the Notes, including extending the maturity date beyond December 2011. There are no assurances that such discussions will be successful, and if the Company is not successful in this initiative, then the Company will need to raise substantial additional funds to repay the Notes. Despite the financings that have been completed by the Company, it has limited access to financial resources as a direct result of the unilateral cancellation of the MOC and there is, however, no assurance that sufficient additional financing will be available to the Company on acceptable terms, or at all, as a consequence of the Government of Venezuela’s conduct. Failure to obtain such additional financing could result in the Company defaulting on its debt repayments.

Crystallex International Corporation
Year Ended December 31, 2010

The Company’s consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used, that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

         Assessment of impairment of Las Cristinas mineral property and value-added taxes

The Company periodically evaluates the recoverability of the net carrying value of its long-lived assets when events or changes in circumstances indicate that their carrying values may not be recoverable. This evaluation requires the comparison of the undiscounted future net cash flows derived from these assets with the carrying value of the assets. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and the value beyond proven and probable which includes those mineral resources expected to be converted into mineral reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors) and operating costs, future capital expenditures, project financing costs and reclamation costs. When the carrying value of an asset exceeds its undiscounted cash flows, the asset is written down to its fair value, which is measured using its discounted expected future cash flows.

The Company determined that, among other things, the uncertainty regarding the Permit had a significant impact on the estimated future net cash flows associated with the Las Cristinas Project and on recoverability of the carrying value of the asset.

The Company recorded an accumulated non-cash write-down totalling $309.6 million as a result of impairment assessments conducted on Las Cristinas from December 31, 2009 to December 31, 2010. In addition the Company recorded a provision of $2.2 million against Venezuelan value-added taxes recoverable from cumulative expenditures incurred on Las Cristinas.

These write-downs of the Las Cristinas Project are based on accounting principles only, and are thus without prejudice to the legal qualification that the Venezuelan measures may be given under Venezuelan or international law (including the Treaty).

The Company will be reporting under International Financial Reporting Standards (“IFRS”) effective January 1, 2011. Under IFRS, an entity is required to assess at each reporting date any indication that a previously recognized impairment loss no longer exists or has decreased. If there is such an indication, the entity is required to estimate the recoverable amount and determine whether an impairment reversal is appropriate.

         Write-down of equipment to estimated net realizable value

Subsequent to the year ended December 31, 2010, the Company commenced the process of selling remaining mining equipment and as at December 31, 2010 recorded this equipment at estimated net realizable value. There can be no assurance that the Company will obtain this estimated net realizable value.

         Asset retirement obligations

Mining, development and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company has recorded asset retirement obligations related to its discontinued El Callao operations.

Significant judgments and estimates have been made in determining the nature and costs associated with these obligations. Changes in the underlying assumptions used to estimate these obligations as well as changes to environmental laws and regulations could cause material changes in the expected cost and the fair value of these obligations.

         Income taxes

In determining both the current and future components of income taxes, the Company interprets tax legislation in a variety of jurisdictions as well as makes assumptions as to the expected time of the reversal of future tax assets and liabilities. If the interpretations or assumptions differ from the tax authorities, or if the timing of the reversal is not properly anticipated, the provision for or relief of taxes could increase or decrease in future periods.

Crystallex International Corporation
Year Ended December 31, 2010

         Financial instruments and fair values

At December 31, 2010, the Company’s financial instruments consisted of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, bank loan, demand loan payable and Notes payable. The financial instruments that are measured at fair value and classified as Level 2 are cash and cash equivalents. Accounts receivable, accounts payable and accrued liabilities, bank loan and demand loan payable are measured at amortized cost and their fair values approximate carrying values due to their short-term nature. The Notes are classified as held-to-maturity and are measured at amortized cost. The fair value of the Notes ranged from $25.0 million to $81.0 million based on very limited trading activity since October 2008.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that IFRS will replace current Canadian GAAP for publicly accountable companies. The official change over date is for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. As such, the Company’s first interim financial statements under IFRS will be for the three months ending March 31, 2011 and a complete set of financial statements under IFRS for the year ending December 31, 2011.

The Audit Committee has been provided with regular updates concerning issues arising from the transition to IFRS. The Committee will consider the first interim IFRS financial statements following the release of the annual financial statements for the year-ended December 31, 2010.

The Company has utilized a documentation template prepared by a third-party service provider as a basis for guiding its personnel through the various elements of the conversion The Company has prepared technical papers on functional currency, share-based payments, borrowing costs, property, plant and equipment, impairment of assets, and asset retirement obligations. The Company has also conducted an assessment of the significant optional IFRS 1 exemptions. Skeleton financial statements have been drafted which have identified areas for additional quantitative and qualitative disclosures. The Company has identified other areas where the adoption of IFRS will have an impact on its financial statements on transition to IFRS and in future periods, and further evaluation is ongoing.

First-time adoption of IFRS

IFRS 1, First-Time Adoption of International Financial Reporting Standards, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory requirements, in certain areas, to the general requirement of full retrospective application of IFRS. Certain adjustments required on transition to IFRS will be made, retrospectively, against opening deficit as of the date of the first comparative statement of financial position presented, based on standards that will be applicable as at December 31, 2011.

The following paragraphs outline the Company’s assessment of the significant optional IFRS 1 exemptions and elections that will be applied in the Company’s first IFRS financial statements.

Share-based payments: IFRS 1 provides the option to adjust the share-based payments and related expense only to those instruments that have not yet vested as at the transition date. Share-based payments that vested prior to the transition date do not get retrospective application of IFRS 1. The Company will not utilize this election as retroactive application of the IFRS stock-based payments standard is not expected to result in a material adjustment to the Company’s opening balance sheet.

Decommissioning liabilities: IFRIC 1 “Changes in Existing Decommissioning, Restoration and Similar Liabilities” requirements, with respect to changes in such liabilities that occurred before January 1, 2010, will not be applied. This election enables the Company to apply a simplified approach for the determination of the provision and the corresponding asset balance on the date of transition and is not expected to have any material impact for the Company.

Crystallex International Corporation
Year Ended December 31, 2010

Cumulative translation account: the Company has elected to reset to zero at transition the balance sheet line item titled “Accumulated other comprehensive income” which consists entirely of gains and losses arising from the translation of foreign operations.

The remaining optional exemptions are not expected to be applicable to the Company’s adoption of IFRS.

         Accounting policy changes and expected areas of significance

The Company has assessed the impact of accounting policy changes and elections available under IFRS 1. Set out below are the key areas, where changes in accounting policies are expected, and that may impact the Company’s financial statements, including presentation and disclosure.

         Functional currency

Under both IFRS and Canadian GAAP, the accounting concepts used in the preparation of financial statements rely on a determination of functional currency. After analyzing the operating characteristics of the parent and subsidiary companies, the Company has concluded that the functional currency remains the U.S. dollar in all entities.

         Property, plant and equipment

Under IFRS, the Company can elect under IAS 16 to measure property (including Mineral Property), plant and equipment (“PP&E”) using either the cost model or the revaluation model. Canadian GAAP only accepts the cost model. The Company will retain the cost model at the date of transition and subsequently. As a result, there will not be a significant impact on the Company’s financial statements on adoption of IFRS.

         Mineral property interest, exploration and evaluation costs

IFRS 6 applies to expenditures incurred on properties in the exploration and evaluation (“E&E”) phase, which begins when an entity obtains the legal rights to explore a specific area and ends when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. IFRS 6 requires entities to select and consistently apply an accounting policy specifying which E&E expenditures are capitalized and which are expensed. Unlike IFRS, Canadian GAAP indicates that exploration costs may initially be capitalized if the Company considers that such costs have the characteristics of property, plant and equipment. Exploration and evaluation assets shall be classified as either tangible or intangible according to the nature of the assets acquired. Under the Company’s current accounting policy, acquisition costs of mineral properties, together with direct exploration and development expenses incurred thereon are capitalized. The Company has determined that there will not be a material impact to its financial statements upon transition to IFRS as all of the E&E expenditures which were recorded as “mineral properties” and written off under Canadian GAAP would have been similarly written off under IFRS.

         Impairment of assets

Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values. IAS 36 “Impairment of assets” uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in more write-downs where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis. However, the extent of any new write-downs may be partially offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses. The Company wrote down all of its mineral property costs and wrote down its related mining equipment to estimated net realizable value under Canadian GAAP. the Company has determined that there will not be a material impact to its financial statements upon transition to IFRS.

Crystallex International Corporation
Year Ended December 31, 2010

         Financial liabilities and equity instruments

Accounting for financial instruments, including convertible debt, warrants and stock options differs under IFRS. The Company has concluded that certain of its warrants issued with a Canadian dollar strike price qualify as derivative instruments and must be reclassified as debt and recorded at fair value which will be reassessed at each reporting date under IFRS. Any resulting change in value is considered as financing income or expense. The adjustment at transition is a reallocation between contributed surplus, debt and deficit. The Company has determined that there will not be any significant impact on the financial statements resulting from this adjustment.

         Share-based payments

The Company has concluded that the methodology currently used in accounting for stock options is, in all material respects, in accordance with the related IFRS standard for accounting for share based payments and, as such, no adjustments will be necessary.

         Asset retirement obligations

IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” defines site restoration and environmental provisions as legal or constructive obligations whereas Canadian GAAP limits the definition to legal obligations. IAS 37 requires the use of management’s best estimate of the Company’s cash outflows, rather than fair value measurement on initial recognition under Canadian GAAP, and requires provisions to be updated at each balance sheet date using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability). Canadian GAAP requires the use of a current credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions. As presented in the IFRS 1 section above, the election of the exemption for the determination of the provision at the transition date will be retained and is not expected to have any material impact on the Company.

         Income taxes

Both Canadian GAAP and IFRS (IAS 12 “Income taxes”) follow the liability method of accounting for income taxes, where tax liabilities and assets are recognized on temporary differences. However, there are certain exceptions to the treatment of temporary differences under IAS 12 that may result in an adjustment to the Company’s disclosure of future tax liabilities and assets under IAS 12. In addition, the Company’s future tax liabilities and assets may be impacted by the tax effects of any other changes noted in the above areas. The Company is in the process of analyzing the impact of IAS 12 on the disclosure in the consolidated financial statements. However, due to the fact that future tax assets resulting from unrecognized income tax losses carried forward and the income tax values of property plant and equipment are significantly in excess of the accounting values as at January 1, 2010, it is not expected that the opening financial position of the Company will be affected.

         Additional disclosures

Notes to the financial statements are more extensive under IFRS in a number of areas including the following:

- Accrued liabilities
- Related party transactions
- Compensation
- Segmented information
- Expenses classified by function (e.g. general and administrative) and by nature (e.g. depreciation)
- Additional disclosures will be required relating to critical accounting estimates and judgments relating to the future that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

         Internal Control over Financial Reporting (“ICFR”)

The Company continues to monitor the ICFR process and procedures in place. The changeover plan incorporates full documentation, review and approval of any adjustments required as a result of IFRS accounting and reporting.

Crystallex International Corporation
Year Ended December 31, 2010

         Disclosure Controls and Procedures

As at December 31, 2010, no significant changes in the disclosure controls and procedures are expected as a result of the Company’s transition to IFRS. The Company will avail itself of the automatic 30 day extension granted to all filers in respect of the initial filing of the fiscal 2011 first quarter financial statements.

         Training

Finance staff and a Director attended appropriate training programs and continue to receive IFRS-related communication from third-party service providers with expertise in IFRS activity. Training sessions directed to executive management and Directors originally planned for the third quarter of 2010 will take place as necessary in conjunction with the preparation of the transition statements.

         Business activities

The Company assessed the impact on all areas of the business, including contractual arrangements, incentive plans, foreign currency etc. which have been concluded as minor.

         IT systems

A review of IT systems to date has not identified a need for significant systems changes as a consequence of the changeover. The Company continues to monitor this area to ensure that existing systems are able to provide the information required on a timely basis. In certain cases where IFRS adjustments are expected, the Company has developed new or modified existing spreadsheets to ensure the availability of the required information.

These are the key areas identified to date; however, other differences and impacts may be identified as the Company completes the conversion project and issues its first IFRS-based interim statements for the quarter-ending March 31, 2011. The International Accounting Standard Board currently has projects underway that are expected to result in new pronouncements and as a result, IFRS as at the transition date is expected to differ from its current form. The final impact of IFRS on the financial statements will only be determined once all applicable standards at the conversion date are known.

Outstanding Share Data

A summary of common shares, common share options and common share purchase warrants at March 31, 2011, are tabled below:

Common Shares Issued	364,817,719
Common Share Options	18,396,633
Warrants	66,695,000

Fully Diluted Common Shares	449,909,352

Crystallex International Corporation
Year Ended December 31, 2010

Disclosure Controls and Internal Control over Financial Reporting

         Disclosure Controls and procedures

The Company maintains disclosure controls and procedures which are designed to provide reasonable assurance that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified by regulations. The Company performed an evaluation, under the supervision and participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2010 due to the reasons described in “Internal control over financial reporting.” The steps taken by management of the Company to address each of these areas of weakness are also described under the heading “Management’s plans to remediate material weaknesses”.

         Internal control over financial reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

As of December 31, 2010, Management evaluated the Company’s internal control over financial reporting (“ICFR”), as defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators.

Management has evaluated the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010 based on the criteria set forth in “Internal Control–Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

As at December 31, 2010, the Company identified material weaknesses as follows:

(a)

Information and communication: The Company does not have a defined process to ensure all relevant events and obligations arising in Venezuela, including the details of contracts and other arrangements, are provided in a complete, accurate and timely manner to those responsible for the financial reporting function.

(b)	Delegation of authority: The Company does not have a comprehensive defined authority structure or framework to specify the thresholds for those acting on behalf of the Company.

Either of these material weaknesses could result in a material misstatement to the Company’s annual consolidated financial statements that would not be prevented or detected. Material weakness (b) noted above could also result in the unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

As a result of the material weaknesses described above, Management has concluded that, as at December 31, 2010, the Company’s internal control over financial reporting was not effective.

Crystallex International Corporation
Year Ended December 31, 2010

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2010 has been audited by PricewaterhouseCoopers LLP, our independent auditor, as stated in their report which appears herein.

         Management’s plans to remediate material weaknesses

To remediate the material weaknesses in the Company’s internal control over financial reporting, Management is designing additional controls to specifically augment those controls relating to information and communication. Management is redesigning the existing authority structure or framework, which specifies the thresholds for those acting on behalf of the Company in approving transactions relating to engineering, procurement and construction management transactions to include all transactions.

Risk Factors

The business and operations of the Company and its affiliates are subject to risks. In addition to considering the other information in the Company’s 2010 Annual Information Form, which is available on SEDAR at www.sedar.com, an investor should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

         International arbitration against Venezuela

On February 16, 2011, the Company filed the Arbitration Request under the Additional Facility Rules of ICSID against Venezuela. The Arbitration Request was registered by the Secretary General of ICSID on March 9, 2011. The arbitration, pursuant to the Treaty, was commenced by the Company following the Venezuelan Government’s failure to propose any resolution to the dispute notified by the Company on November 24, 2008 and the subsequent unlawful termination on February 3, 2011 of the Las Cristinas MOC.

The Company’s claim is for breach of the Treaty’s protections against expropriation, unfair and inequitable treatment and discrimination. The Company is seeking restitution by Venezuela of the Company’s investments, including the MOC, the issuance of the Permit to develop Las Cristinas and compensation for interim losses suffered, or alternatively full compensation for the value of its investment in excess of US$3.8 billion. The arbitration claim is the Company’s principal focus at this time as it has no other projects.

The Company cannot provide assurances as to the outcome of the arbitration process, which can last a number of years and can be costly.

         Political and economic uncertainty in Venezuela

The Company’s international arbitration claim is against the Government of Venezuela. Should the Company be successful in winning an award of compensation to be paid by the Government of Venezuela, the Company cannot provide any assurance that it would be able to collect an award of compensation which would materially adversely affect the Company.

Should Crystallex obtain the restitution of the MOC and the grant of the Permit to allow development activities at Las Cristinas pursuant to an arbitral award, then the Company may face a number of political, economic and regulatory risks in Venezuela.

         Additional funding requirements

The Company will need to raise additional funds to service its debt (including paying interest on the Notes and repaying the demand loan), to pursue international arbitration and for general working capital. The Company is currently in the process of selling equipment held in storage and, if all the equipment is sold, the Company expects to receive sufficient proceeds to fund interest payments, litigation and general working capital. There are however, no assurances that the proceeds of equipment sales will be sufficient to cover these expenses and the timing of the receipt of sales proceeds is uncertain.

Crystallex International Corporation Year Ended December 31, 2010

The Company is in discussions with the Noteholders to restructure the Notes, including extending the maturity date beyond December 2011. If the Company is not successful in this initiative, then the Company will need to raise substantial additional funds to repay the Notes. Despite the financings that have been completed by the Company, the Company has limited access to financial resources as a direct result of the cancellation of the MOC and there is a risk that sufficient additional financing may not be available to the Company on acceptable terms, or at all, as a consequence of the Government of Venezuela’s conduct. Failure to obtain such additional financing could result in the Company defaulting on its debt repayments.

         Current global financial condition

In 2008 and 2009, global financial conditions were subject to increased volatility and numerous financial institutions filed for bankruptcy or insolvency protection, or have been rescued by governmental authorities. Access to financing was negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. There remains considerable uncertainty as to the strength and sustainability of the global economic recovery. Global economic and financial conditions may impact the ability of the Company to obtain loans, financing and other credit facilities in the future and, if obtained, on terms favourable to the Company. As a consequence, global financial conditions could adversely impact the Company’s financial status and share price.

         Environmental regulation and liability

The Company is no longer engaged in operating activities at its former properties near El Callao in Venezuela and has transferred ownership of the processing facility and El Callao mining concessions to the Government of Venezuela. The Company has environmental reclamation obligations related to its previous mining and processing operations on the El Callao concessions. The scope of the reclamation work required to be undertaken by the Company on the El Callao concessions has yet to be determined as the Government of Venezuela may continue with mining or other activities on the concessions.

The reclamation activities are subject to laws and regulations controlling the environment. Environmental legislation may change and result in greater reclamation costs than the Company currently estimates. In general, environmental legislation is evolving towards stricter standards, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Future environmental legislation could cause additional expense the extent of which cannot be predicted.

The Company does not maintain environmental liability insurance. The Company has adopted high standards of environmental compliance; however, failure with or unanticipated changes in Venezuela’s laws and regulations pertaining to the protection of the environment could adversely affect the Company.

         Currency fluctuations

The Company’s functional and reporting currency is the U.S. dollar. A significant portion of the Company’s operating and capital expenditures are in Venezuelan BsF and Canadian dollars. Fluctuations in exchange rate between the U.S. dollar and both the BsF and Canadian dollar, either favourable or unfavourable, could have a material impact on the results of operations and financial position.

         Operating losses are expected to continue in the near future

The Company expects that it will continue to incur losses and there can be no assurance that the Company will become profitable in the near future.

Crystallex International Corporation
Year Ended December 31, 2010

         Litigation

The Company is defending against several statements of claim in Venezuela from former employees for additional severance and health related issues. The Company believes that these actions are without merit and intends to defend vigorously against these actions. The Company cannot provide assurances as to the outcome of the actions, nor can the range of losses, if any, be estimated. Accordingly, no losses have been accrued. A negative outcome from any of these actions could result in a material loss to the Company.

         Potential dilution

As at March 31, 2011, the Company had outstanding options to purchase 18,396,633 common shares of the Company and warrants to purchase 66,695,000 common shares of the Company (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders. The Company may also issue additional stock options and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Company’s then current shareholders would be further diluted.

         Common share price volatility

The market price of the common shares of the Company could fluctuate significantly based on a number of factors in addition to those listed in this document, including:

  the Company’s operating performance and the performance of competitors and other similar companies;
  the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;
  changes in recommendations by research analysts who track the common shares or the shares of other companies in the resource sector;
  changes in general economic conditions;
  the arrival or departure of key personnel;
  significant global economic events;
  acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and
  outcomes of litigation.

In addition, the market price of the common shares of the Company are affected by many variables not directly related to the Company’s success and are, therefore, not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of common shares on the exchanges on which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

         Dependence on key employees

The Company’s business is dependent on retaining the services of a small number of key management personnel and directors, in particular those who possess important historical knowledge of Las Cristinas relevant to the arbitration claim. The loss of key personnel and/or directors could have a material adverse effect on future operations of the Company.

         Credit and market risks

The Company may enter into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

Crystallex International Corporation
Year Ended December 31, 2010

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that a counterparty might fail to fulfil its performance obligations under the terms of a contract. The Company limits the amount of credit exposure in cash and cash equivalents by placing these in high quality securities issued by government agencies and financial institutions. The Company’s cash equivalents include deposits with Schedule 1 Canadian banks, denominated in U.S. dollars. The Company also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from the Venezuelan Tax Department.

         Enforcement by investors of civil liabilities

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is organized under the laws of Canada, that most of its officers and directors are residents of Canada, and that a substantial portion of the Company’s assets and the assets of a majority of the Company’s directors and officers named in the 2010 Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Company or its directors or officers, judgments contained in U.S. courts. The Company believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes, but this area of the law is not free from doubt and there is a risk that such a judgment will not be enforceable.

         No payment of cash dividends in the near future

The Company intends to retain cash to finance its arbitration claim, to service debt and for working capital, including pursuing other business opportunities. The Company does not intend to declare or pay cash dividends in the near future, nor has it done so since its inception. In the event that the Company decides to declare and pay cash dividends in the future, such a decision will be made entirely in the discretion of the board of directors and shall be dependent on factors such as earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Company’s shares and the underlying commodities markets.

         Compliance with Sarbanes-Oxley Act of 2002

Passed by the U.S. Congress on July 30, 2002, the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") requires companies to, among other things, have management provide a report on the Company’s internal control over financial reporting. The Company has complied with this particular aspect of Sarbanes-Oxley for its fiscal year ended December 31, 2010. Management’s evaluation of, and report on, the Company’s internal control over financial reporting is set out in this MD&A under the section Controls and Procedures – Internal Control over Financial Reporting. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective and the Corporation has described the plans to remediate the material weaknesses described therein.

To remediate the material weaknesses in the Company’s internal control over financial reporting, Management is designing additional controls to specifically augment those controls relating to information and communication. Management is redesigning the existing authority structure or framework, which specifies the thresholds for those acting on behalf of the Company in approving transactions relating to engineering, procurement and construction management transactions to include all transactions.

There can be no assurance that the Company will be able to adequately remediate its currently known weaknesses or that the Company’s internal control over financial reporting will be free of material weaknesses in future periods, which could cause the market price of the Company’s common shares to decline and could lead to shareholder litigation. In addition, the discovery of additional material weaknesses may result in the Company having to incur costs to fix the internal control for financial reporting as well as costs to remediate any financial inaccuracies.

Crystallex International Corporation
Year Ended December 31, 2010